UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October  2023

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Grifols, S.A.

TABLE OF CONTENTS

Item			Sequential Page Number

1.	Other Relevant Information, dated October 20, 2023	d	3

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 227 of the Law 6/2023, of March 17, on Securities Markets and Investment Services, Grifols, S.A. (“Grifols” or the “Company”) hereby informs about the following

OTHER RELEVANT INFORMATION

The Company informs that, following the Spanish Good Governance Code recommendations and the clawback-related listing standards adopted by the Nasdaq Stock Market, the Board of Directors has approved a clawback policy for the recovery of erroneously awarded compensations for Grifols' Executive Officers (as defined under the policy).

The abovementioned policy will be available on Grifols' corporate website ( www.grifols.com).

In Barcelona, on 20 October 2023

Nuria Martín Barnés

Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  October 20, 2023